08025526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stonington Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 West 22nd Street
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forster 212-551-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonington Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ARTHUR LEITNER
Notary Public, State of New York
No. 4735064
Qualified in Nassau County
Commission Expires February 28, 20 1?

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx, Lange, Gutterman LLP
1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156
ertified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States in America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 25, 2008

STONINGTON CORPORATION
Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 106,101
Fees receivable	444,272
Prepaid expenses	1,543
Total assets	$ 551,916
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 142,900
Income taxes payable	577
Deferred income taxes payable	5,500
Total liabilities	148,977
Stockholder's equity	
Common stock, no par value; 200 shares authorized; 20 shares issued and outstanding	20
Additional paid in capital	447,957
Accumulated deficit	(45,038)
Total stockholder's equity	402,939
Total liabilities and stockholder's equity	$ 551,916

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION
Statement of Income
Year Ended December 31, 2007

Revenues	
Advisory, consulting and finder's fees	$ 1,225,086
Other income	35,514
Interest income	1,551
Total revenues	1,262,151
Expenses	
Consulting fees and services	682,500
Consulting fees, other	225,609
Professional fees	8,000
Regulatory fees	1,229
Other expenses	607
Total expenses	917,945
Income before provision for income taxes	344,206
Provision for income taxes:	
Current	577
Deferred	5,500
Total provision for income taxes	6,077
Net income	$ 338,129

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 20	$ 447,957	$ (383,167)	$ 64,810
Net income	—	—	338,129	338,129
Balance, December 31, 2007	$ 20	$ 447,957	$ (45,038)	$ 402,939

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 338,129
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes payable	5,500
Changes in operating assets and liabilities:	
Fees receivable	(444,272)
Income taxes receivable	16,638
Prepaid expenses	985
Accounts payable and accrued expenses	140,401
Income taxes payable	577
Net cash provided by operating activities:	57,958
Cash and cash equivalents, beginning of year	48,143
Cash and cash equivalents, end of year	$ 106,101

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Stonington Corporation (the "Company") is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the State of New York on June 8, 1995. The Company primarily acts as an advisor in private placements.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Revenue Recognition

Advisory, consulting and private placement fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the contract period. Private placement fees are recognized when the proceeds of the private placement are received by the client.

Finder's fees are recognized based on an agreement between the Company and the investment manager of the fund. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons that the Company introduces to and subsequently invest in the fund.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is subject to New York City corporate income taxes.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

2. Summary of Significant Accounting Policies(continued)

Concentrations of Credit Risk

The Company maintains cash with a major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits.

3. Client Agreements

During June 2001, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising convertible debt or equity financing for the client. The current agreement expires December 31, 2009.

During 2007, the Company provided general financial advisory services to the client. The total amount of advisory and consulting fees earned by the Company related to the client during 2007 was $1,031,713.

In addition, the Company has entered into agreements with clients that are hedge funds. The clients engaged the Company to refer investors interested in making investments in the hedge funds in return for fees. During the year ended December 31, 2007, the Company earned finder's fees of $193,373 from these clients.

4. Related Party Transactions

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under a master services agreement. The Company was charged $10,000 in fees during the year ended December 31, 2007 related to this agreement.

5. Income Taxes

The income taxes are related exclusively to New York City corporate income taxes and consist of the following:

Current	$ 577
Deferred	5,500
	$ 6,077

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital amounted to $100,025 which was $90,455 in excess of its required net capital of $9,570. The Company's net capital ratio was 1.43 to 1 at December 31, 2007.

Supplemental Information

MLG

Certified Public Accountants

SCHEDULE I

STONINGTON CORPORATION
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL	
Total stockholder's equity as of December 31, 2007	$ 402,939
Deductions and/or charges	
Fees receivable	306,871
Prepaid expenses	1,543
Deferred income tax liability	(5,500)
Total deductions and/or charges	302,914
Net capital	$ 100,025
Minimum net capital required (greater of 6 2/3% of A.I. or $5,000)	$ 9,570
Excess net capital	$ 90,455
Total aggregate indebtedness (A.I.)	$ 143,543
Ratio of aggregate indebtedness to net capital	1.43 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2007 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2007

Net capital as reported in the Company's (unaudited) FOCUS report	$ 101,102
Adjustments to:	
Fees receivable	137,468
Accounts payable and accrued expenses	(137,968)
Income taxes payable	(577)
Net capital	$ 100,025

See independent auditors' report.

SCHEDULE II

STONINGTON CORPORATION

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission December 31, 2007

The Company claims exemption from the requirements of rule 15c3-3, under section (k) (2) (i) of the rule.

See independent auditors' report.

Supplementary Report
Of Independent Auditors

MLG
Certified Public Accountants

Marx, Lange, Gutterman LLP
1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156
Certified Public Accountants

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors and Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements of Stonington Corporation (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the SEC, the Financial Industry Regulatory Authority ('FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marks Paneth [illegible] LLP

New York, New York
February 25, 2008

END